Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER

VANCOUVER, BC, Jan. 13, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE: WRN) is pleased to announce the appointment of Ken Engquist as Chief Operating Officer ("COO") effective January 15, 2022. Mr. Engquist will oversee operations for Western Copper and Gold and its wholly owned Casino Copper-Gold Deposit in Yukon, Canada ("Casino").

Mr. Engquist brings nearly 30 years of leadership and extensive development experience overseeing the de-risking and advancement of numerous mining projects from early-stage exploration through start-up and operations. Most recently, he led operations, technical studies, work programs, permitting, and stakeholder relations as COO of First Mining Gold. Some recent development projects of his include First Mining's Springpole gold project, Tinka Resources' Ayawilca zinc project, and South32's Hermosa zinc project. He holds a B.Sc. in Engineering from Michigan Technological University.

Mr. Engquist's significant large copper deposit experience will be a great asset to the Company as it continues to move the Casino project forward. During his career he led the infrastructure engineering for the underground design of the Oyu Tolgoi mine in Mongolia for Rio Tinto and all aspects of the development of the Timok copper project in Serbia for Nevsun.

Dr. Paul West-Sells, Western's CEO, stated, "I am pleased to welcome Ken to the executive team at Western Copper and Gold. Ken has demonstrated leadership and success throughout his career with the advancement of assets through various stages including development. His experience will be a great asset to the team as we continue to move Casino forward and build the Company."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/13/c1777.html

%CIK: 0001364125

For further information: Please contact: Sandy Noyes, Director, Investor Relations, 604.638.2520, snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:45e 13-JAN-22